Prospectus Supplement (to Prospectus dated May 23, 2007)	Filed Pursuant to Rule 424(b)(7) Registration No. 333-143197
$260,000,000
2.00% Convertible Senior Notes due 2012

     This prospectus supplement supplements the prospectus dated May 23, 2007 (the “prospectus”), relating to the resale by certain selling securityholders of our 2.00% Convertible Senior Notes due 2012 (the “notes”) and the shares of our common stock issuable upon conversion of the notes.
     You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.
     Investing in the notes or our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section of the prospectus and the risk factors incorporated therein by reference from our annual and quarterly reports filed with the Securities and Exchange Commission, or SEC.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is June 22, 2007.

SELLING SECURITYHOLDERS
     The information in the prospectus in the table under the caption “Selling Securityholders” is amended by:
•	replacing the information included therein regarding the selling securityholders identified in the first column of the “Revised Information Regarding Selling Securityholders” table below with the information set forth in the “Revised Information Regarding Selling Securityholders” table below;

•	adding the information in the below “Additional Selling Securityholders” table regarding certain selling securityholders; and

•	deleting the total row of such table.
     The information set forth below is based on information previously provided by or on behalf of the selling securityholders. Information concerning the selling securityholders may change from time to time. The selling securityholders may from time to time offer and sell any or all of the securities under the prospectus (as amended and supplemented hereby). Because the selling securityholders are not obligated to sell the notes or any shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales. In addition, since the date on which a selling securityholder provided this information to us, such selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its notes or common shares issuable upon conversion of its notes.
     Unless described in the prospectus under the caption “Selling Securityholder” (as amended and supplemented hereby), based upon information previously provided by the selling securityholders, the selling securityholders do not beneficially own in excess of 1% of our outstanding common stock.
     Except as noted in the prospectus under the caption “Selling Securityholder” (as amended and supplemented hereby), based upon the information previously provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.
Revised Information Regarding
Selling Securityholders

	Principal amount of	Number of Shares of Common Stock
	notes beneficially
	owned	Beneficially Owned	Offered
Name (1)	and offered hereby	(2)	Hereby(2)
Citadel Equity Fund, Ltd. (3)	27,500,000	646,564	646,564

Additional Selling Securityholders

	Principal amount of	Number of Shares of Common Stock
	notes beneficially
	owned	Beneficially Owned	Offered
Name (1)	and offered hereby	(2)(4)	Hereby(2)
Arpeggio Fund (5)	3,500,000	82,290	82,290
Canyon Capital Arbitrage Master Fund, Ltd. (6)	3,500,000	82,290	82,290
Canyon Value Realization Fund, L.P. (6)	1,450,000	34,092	34,092
(The) Canyon Value Realization Fund (Cayman) Ltd. (6)	3,800,000	89,343	89,343
Canyon Value Realization MAC 18 Ltd. (6)	250,000	5,878	5,878
CSS, LLC (7)	2,500,000	58,779	58,779
CSV Fund (5)	1,800,000	42,321	42,321
Encore Fund (5)	5,000,000	117,557	117,557
Fortissimo Fund (5)	3,000,000	70,534	70,534
Goldman Sachs & Co. (8) (9)	3,156,000	117,116	74,202
IMF Converts (5)	4,000,000	94,046	94,046
JP Morgan Securities Inc.(8)	4,310,000	101,334	101,334
Lyxor / Canyon Capital Arbitrage Fund, Ltd. (6)	1,000,000	23,511	23,511
Morgan Stanley & Co. Incorporated (8)	9,000,000	561,991	211,603
PBGC Maintenance (10)	57,000	1,340	1,340

	Principal amount of	Number of Shares of Common Stock
	notes beneficially
	owned	Beneficially Owned	Offered
Name (1)	and offered hereby	(2)(4)	Hereby(2)
Rhapsody Fund (5)	6,700,000	157,526	157,526
Symphony Hedging Entity (5)	2,000,000	47,023	47,023
Thomas Weisel Partners, LLC (8)	2,000,000	47,023	47,023

(1)	Information concerning other selling securityholders will be set forth in supplements to this prospectus supplement from time to time, if required.

(2)	Includes common stock issuable upon conversion of the notes, assuming conversion of all the named selling securityholder’s notes at the initial conversion rate of 23.5114 shares of common stock per $1,000 principal amount at maturity of the notes, subject to adjustment, however, as described under “Description of the Notes-Conversion Rights-Conversion Rate Adjustments.” As a result, the number of shares of common stock issuable upon conversion of the notes beneficially owned and offered by the named selling securityholder may increase or decrease in the future.

(3)	The selling securityholder is an affiliate of a broker-dealer. Citadel Equity Fund, Ltd. has indicated that Citadel Limited Partnership (“CLP”) is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd. Citadel Investment Group, L.L.C. (“CIG”) controls CLP. Kenneth C. Griffin controls CIG and therefore has ultimate investment discretion over the notes and common stock issuable upon conversion of the notes held by Citadel Equity Fund Ltd. CLP, CIG and Mr. Griffin each disclaim beneficial of the notes and common stock issuable upon conversion of the notes.

(4)	In addition to shares of common stock issuable upon conversion of the notes as described in footnote (2), also includes shares of common stock identified to us by the selling securityholder as owned by it.

(5)	Eric White exercises sole voting and dispositive power with respect to the notes and the common stock issuable upon conversion of the notes.

(6)	The selling securityholder is an affiliate of a broker-dealer.

(7)	CSS, LLC has indicated that Nicholas D. Schoewe and Clayton A. Struve exercise shared voting and dispositive powers with respect to the notes and the common stock issuable upon conversion of the notes.

(8)	The selling securityholder is a broker-dealer.

(9)	Goldman Sachs & Co. was an initial purchaser of notes in the private placement offering.

(10)	Chris Dialynas exercises sole voting and dispositive power with respect to the notes and the common stock issuable upon conversion of the notes.

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